Exhibit 99.13

PENN WEST PETROLEUM LTD.

NOTICE PURSUANT TO SECTION 4.9 OF
NATIONAL INSTRUMENT 51-102 – CONTINUOUS DISCLOSURE OBLIGATIONS

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Office of the Administrator, New Brunswick

Dear Sirs:

Re:                             Penn West Petroleum Ltd. (“Penn West”) - Notice of Change in Corporate Structure

Pursuant to Section 4.9 of National Instrument 51-102 Continuous Disclosure Obligations, Penn West, on its own behalf and on behalf of Penn West Energy Trust (the “Trust”), hereby confirms the following:

Names of the parties to the transaction.

Penn West, the Trust, Penn West AcquisitionCo Inc. (“AcquisitionCo”) and the securityholders of Penn West completed a plan of arrangement (the ”Arrangement”) pursuant to Section 193 of the Business Corporations Act (Alberta).

Effective date.

May 31, 2005.

Description of the transaction.

Pursuant to the Arrangement, Penn West was converted from a corporate entity to a trust. An annual and special meeting of shareholders and optionholders of Penn West was held on May 27, 2005 to approve the Arrangement. Shareholders and optionholders of Penn West voted 92.6% in favour of the Arrangement resolution.

Penn West’s shareholders received in exchange for each Penn West common share three trust units of the Trust.

For additional information please refer to the Information Circular and Proxy Statement of Penn West dated April 22, 2005.

Reporting issuers

The Trust became a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and New Brunswick.

Penn West remains a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and New Brunswick, although it intends to apply to the applicable regulatory authority in each of said provinces to cease to be a reporting issuer.

Date of first financial year end of new reporting issuer.

The Trust’s and Penn West’s first financial year-end subsequent to the Arrangement is December 31, 2005.

Periods, including the comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuers’ first financial year subsequent to the transaction.

The following is a summary of the Trust’s financial reporting periods in its first financial year subsequent to the completion of the Arrangement:

1.                                       Six months ended June 30, 2005 compared to the six month period ended June 30, 2004;

2.                                       Nine months ended September 30, 2005 compared to the nine month period ended September 30, 2004; and

3.                                       Year ended December 31, 2005 compared to the year ended December 31, 2004.

DATED this 8th day of June, 2005.

PENN WEST PETROLEUM LTD.

Per:	“Gerry J. Elms”
Gerry J. Elms
Vice-President Finance and
Corporate Secretary